Senior Housing Properties Trust

400 Centre Street

Newton, MA  02458

April 22, 2010

VIA FAX AND EDGAR

Ms. Kristi Marrone

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Senior Housing Properties Trust (the “Company”)
Form 10-K for the period ended December 31, 2009
Filed February 19, 2010
File No. 1-15319

Dear Ms. Marrone:

We are writing in response to your letter dated April 1, 2010.  For your convenience, your original comment appears below in bold text and is followed by our response.

Note 3. Real Estate Properties, page F-12

1.                                      Please expand your disclosure related to impairment.  We note from your disclosure in Note 9 that a significant portion of the impairment charges in 2008 and 2009 related to MOB properties all of which were acquired in 2008 and 2009.  Tell us the circumstances that changed since the acquisition date(s) that represent indicators of impairment.  Also, for MOB as well as non-MOB properties, tell us the lessee of each impaired property and explain what testing, if any, has been performed to determine if other properties leased to the same lessee(s) are similarly impaired.  Please provide us with your proposed disclosure for future filings.

During 2009 and 2008, we acquired 47 MOB properties for an aggregate purchase price of approximately $562.0 million.  During 2009 and 2008, we recorded impairment charges of $11.7 million and $1.4 million, respectively, related to these MOBs, determined as follows:

•                  In July 2009, one of our tenants, EPIX Pharmaceuticals, the sole tenant of one MOB that we acquired in 2008, filed for bankruptcy.  Prior to the bankruptcy filing (and for several months thereafter) all rents were received from EPIX in a timely fashion.  Nonetheless, because we believed the bankruptcy filing to be an impairment indicator, we performed an impairment analysis which resulted in a charge of approximately $7.5 million in 2009.  The charge represents the difference between our carrying value and the fair value of the MOB as of September 30, 2009.

•                  Eighteen of the MOBs we acquired in 2008 were leased to Fallon Clinic, Inc., or Fallon, a major healthcare services provider in central Massachusetts, under one combined lease.  After we acquired these properties, Fallon stated to us its desire to consolidate medical practices located in certain smaller MOBs into its larger facilities.  After some negotiations, we and Fallon agreed that we would consider offering certain leased properties for sale in arms length transactions to third parties, and the proceeds of these sales would be placed in escrow and used for improvements to the properties which remain subject to the lease, without any reduction in the total rent payable to us by Fallon.  During 2008, we and Fallon received an offer for one of these properties that was less than our carrying value for this property which we determined to accept.  As a result, we recorded an impairment charge of $1.4 million to reduce the carrying value of this property to its fair value; and this property was then sold in 2009.  During 2009, we reviewed the carrying values of four additional properties included in the Fallon combination lease which we also had agreed with Fallon to consider selling and, as a result of that review, we recorded an additional impairment charge of approximately $4.2 million to reduce the carrying values for three of these four properties to their fair values.

Five Star Quality Care, Inc., or Five Star, was the lessee of the three and seven residential care facilities for which we recorded impairment charges in 2009 and 2008 of $3.8 million and $6.9 million, respectively.

We review each of our long lived assets for impairment in accordance with the Impairment of Assets Topic of the Financial Accounting Standards Board Accounting Standards CodificationTM whenever events occur or there is a change in circumstances, such as declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life, and legislative, market or industry changes that could permanently reduce the value of a property.  If we identify an indicator of impairment for a property leased to a particular tenant and if warranted by the particular circumstances, we evaluate all properties leased by us to that particular tenant for possible impairment.

We determined the 2009 and 2008 impairment charges for the three and seven residential care facilities leased to Five Star as follows:

•                  We lease 190 of our residential care facilities to Five Star pursuant to four leases, each for multiple facilities.  These leases provide that if Five Star shall reasonably determine that it is no longer economically practical to continue to operate a facility and if we and Five Star cannot agree on an alternative use for such facility, then Five Star may market such facility for sale to a third party.  We have the right to accept or reject any bona fide offer to purchase such facility received by Five Star from a person having the financial capacity to implement the terms of such offer.  If we accept an offer and such a facility is subsequently sold we receive the net proceeds of the sale.  If we reject the offer, although we retain ownership of the facility, the applicable lease terminates with respect to such facility. When a facility is sold or if we reject an offer from a third party as described above, the rent due to us from Five Star with respect to such lease is reduced by a formula amount (usually 8-10% per annum times the net proceeds we receive or were projected to receive if we rejected such offer) set in the lease.  The impairment charges recorded in 2009 and 2008 reflect the differences between our carrying values and the fair values for facilities Five Star identified as no longer economically practical to operate during the respective periods.

We do not believe our agreements with Fallon or the undertakings with Five Star to offer for sale certain of the leased MOBs or residential care facilities are indications that necessarily should cause us to evaluate other properties leased to these tenants for possible impairments.  We nonetheless did so and determined that no further impairment charges were appropriate with respect to properties leased to these tenants at that time.  We have no other properties leased to EPIX Pharmaceuticals.

We have set forth below certain impairment disclosures excerpted from Note 3 to our consolidated financial statements included in our Form 10-K for the year ended December 31, 2009 and marked in italics to indicate how we would modify such disclosure in future filings, to the extent applicable.

We periodically evaluate our properties for impairment. Impairment indicators may include declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life and legislative, market or industry changes that could permanently reduce the value of a property. If indicators of impairment are present, we evaluate the carrying value of the related property by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to its estimated fair value.  During 2009, we recorded impairment charges of $15,530 related to 11 properties, including one of the properties classified as held for sale and one property sold in November 2009, to reduce the carrying value of these assets to their estimated fair value, less costs to sell.  During 2008, we recorded impairment charges of $8,379 related to four properties, including the two properties classified as held for sale, to reduce the carrying value of these assets to their estimated fair value, less costs to sell.  During 2007, we recorded an impairment charge of $1,400 related to one property classified as held for sale to reduce the carrying value of this asset held for sale to its estimated fair value, less costs to sell.

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We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (617) 219-1405 if you have any questions or require additional information.

Sincerely,

SENIOR HOUSING PROPERTIES TRUST

By:	/s/ Richard A. Doyle Jr.
Richard A. Doyle Jr.
Treasurer & Chief Financial Officer

cc:	William H. Demarest IV
Staff Accountant
United States Securities and Exchange Commission